

February 25, 2019

Howard Doong
President and Chief Executive Officer
American BriVision (Holding) Corp
11 Sawyers Peak Drive
Goshen, NY 10924

> **Re: American BriVision (Holding) Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 14, 2019**
> **File No. 333-228387**

Dear Dr. Doong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2018 letter.

Form S-1/A Filed February 14, 2019

Cover Page

1.   Please tell us whether the recent market price set forth on the cover page of the prospectus will be used to determine the offering price of the Series A Convertible Preferred Stock. If you will not use the recent market price to set the offering price, then please include disclosure on the cover page indicating the factors that will be used to determine the offering price. For example, if the offering price will be determined through negotiations with the underwriters please include this information on the cover page.

2.   Please ensure that your registration statement discloses the number of shares of Series A
        Convertible Preferred Stock you are offering for both the minimum and maximum
        offering amount. Please refer to Question 227.02 of the Securities Act Rules Compliance
        and Disclosure Interpretations.

Executive Compensation, page 96

3.   Please update Executive Compensation information for the most recent fiscal year
        end. Refer to Regulation S-K, Compliance and Disclosure Interpretation Question 117.05
        for guidance.

Exhibits

4.   Please file a copy of your Certificate of Incorporation and Bylaws as currently in effect
        following the completion of the merger. We note that the governing documents listed in
        your current Exhibit Index were not included with your Form 10-KT filed on April 13,
        2018, and do not appear to be the current governing documents for the company.

        You may contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with
any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Jay Kaplowitz, Esq.